CONFIDENTIAL TREATMENT REQUEST UNDER RULE 83

The entity requesting confidential treatment is:

Endurance International Group Holdings, Inc.

10 Corporate Drive, Suite 300

Burlington, MA 01803

Attn: David C. Bryson, Esq.

Chief Legal Officer

781-852-3200

Jason L. Kropp +1 617 526 6421 (t) +1 617 526 5000 (f) jason.kropp@wilmerhale.com

October 7, 2013

VIA EDGAR SUBMISSION AND COURIER

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Endurance International Group Holdings, Inc.

Registration Statement on Form S-1

Confidentially submitted June 26, 2013

Initially filed September 9, 2013

File No. 333-191061

Discussion with SEC Staff on October 3, 2013

Ladies and Gentlemen:

On behalf of Endurance International Group Holdings, Inc. (the “Company”), we submit this letter to provide the information that was requested by the Staff of the Securities Exchange Commission (the “Commission”) during a conference call on October 3, 2013 relating to the Registration Statement on Form S-1 referenced above (the “Registration Statement”).

To facilitate your review, the Company has included in Annex A attached hereto copies of certain excerpted pages that will be included in an amendment to the Registration Statement to reflect the changes to the Company’s disclosure in the Registration Statement that are described in this response letter. Annex A is marked to show changes as compared to the disclosure set forth on pages 74 through 78 of the Registration Statement as filed on September 9, 2013. The following information is based upon information provided to us by the Company.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83 and the Freedom of Information Act.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

On behalf of the Company, we advise you as follows:

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #1

Corporate Organization

Endurance International Group Holdings, Inc. (the “Company”) is an indirect wholly owned subsidiary of WP Expedition Topco L.P. (“WP Expedition Topco”). Pursuant to the terms of the corporate reorganization that will be completed concurrently with, or prior to, the completion of the offering, WP Expedition Topco (and its subsidiary, WP Expedition Midco L.P., the direct owner of the Company) will dissolve, and in liquidation will distribute the shares of the Company’s common stock to its partners in accordance with the limited partnership agreement of WP Expedition Topco. Based on an assumed initial public offering price of [**] per share, which is the midpoint of the estimated price range provided to the Staff on September 27, 2013, the Company expects that an aggregate of [**] shares of common stock will be distributed in respect of an aggregate of [**] class A units and class B units, in accordance with the “waterfall” under the limited partnership agreement of WP Expedition Topco, as described below.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #1 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #1.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

WP Expedition Topco Units

WP Expedition Topco has three outstanding classes of units: class A units, held by investment funds and entities affiliated with Warburg Pincus or Goldman Sachs, employees and others who participated in the Sponsor Acquisition (as defined in the Registration Statement); class B-1 units, held by employees, which are subject to time-based vesting; and class B-2 units, held by employees, which vest based on the economic return to the holders of class A units, as measured by the value of the shares issued to such holders in the corporate reorganization. The class B-1 and class B-2 units are referred to collectively as class B units. The Company has not issued class A units since the Sponsor Acquisition. The Company has issued class B units, as equity incentives, on five dates since January 1, 2012, as detailed on page 76 of the Registration Statement. Except as otherwise determined by the Company’s board of directors, all awards of class B units were allocated 50% to class B-1 units and 50% to class B-2 units.

Preferences and Thresholds

The holders of class A units are entitled to a return of their original investment before any distributions are made to the holders of class B units. After the holders of class A units have received a return of their original investment, the holders of class A units and class B units share in any further distributions. Each class B unit only participates in distributions, however, after distributions equal to a “threshold amount” have been made in the aggregate, after the issuance of such class B unit, to all previously-issued units. For a particular grant of class B units, the threshold amount equals the equity value of WP Expedition Topco immediately before the original issuance of such class B units. This structure, often referred to as a “waterfall,” creates various tiers in which first the class A units receive a return of their investment, then the class A units and certain class B units share, then as the distributions increase, other class B units begin to share, until the highest threshold amount has been reached, at which time all class A units and all class B units share on a pro rata basis. The structure is similar to a corporation with outstanding common stock and participating preferred stock.

As a result of these thresholds, the economics of a class B unit is effectively similar to an option, in that the class B unit shares only in the increase in value of the WP Expedition Topco that results after the class B unit was issued.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

The following table sets forth the threshold values for the class B units granted on the dates set forth below:

Grant Date	Threshold Value at Grant (in millions)	Remaining Threshold Value at Initial Public Offering (in millions)*
February 22, 2012	$508.4	$208.4
May 17, 2012	508.4	208.4
November 7, 2012	735.6	435.6
December 17, 2012	516.0	516.0
January 8, 2013	516.0	516.0

*	As a result of a dividend paid in November 2012, the threshold values of class B units issued on or before November 7, 2012 were reduced by $300.0 million.

The class B-1 units are subject to time-based vesting. The class B-2 units are subject to performance vesting. The class B-2 units vest as follows: one-third at the time when the class A units have received distributions equal to two times the class A investment; one-third at the time when the class A units have received distributions equal to two-and-a-half times the class A investment; and one-third at the time when the class A units have received distributions equal to three times the class A investment.

Corporate Reorganization

As noted above, the corporate reorganization involves a liquidation of WP Expedition Topco. In that liquidation, WP Expedition Topco will distribute its assets to its partners in accordance with the waterfall described above. That is, WP Expedition Topco will distribute its shares of common stock of the Company among the partners of WP Expedition Topco in accordance with the preferences described above, by reference to the value of such shares as measured by the initial public offering price. Given the operation of this waterfall, there is no single ratio of limited partnership interests to shares of common stock that applies. Rather, the number of shares of common stock of the Company to be distributed in the corporate reorganization in respect of the class A units, and in respect of the class B units issued on various dates and with various threshold amounts, will differ, in order to give effect to the waterfall.

Acceleration and Modification of Vesting

The Company has determined that, upon the completion of this offering, the performance thresholds associated with the class B-2 units will have been met in full, which means that all class B-2 units will be fully vested. However, in connection with the corporate reorganization, and effective at or prior to the closing of the offering, the Company will accelerate the vesting of

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

approximately 16.5 million class B-1 units and modify the vesting for the class B-2 units so that approximately 18.3 million class B-2 units will be fully vested and approximately 7.6 million class B-2 units will follow the same vesting schedule as the outstanding class B-1 units that were granted on the same date. As a result, the shares of common stock distributed in respect of a portion of the class B-1 units and class B-2 units in connection with the corporate reorganization, and effective at or prior to the closing of the offering, will be subject to time-based vesting. The accounting consequences of the corporate reorganization and changes in vesting are described below under “Accounting Treatment of Proposed Transactions.”

Common Share Option Value Equivalent at Date of Grant

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #2

The below table sets forth the aggregate number of shares of common stock of the Company to be issued in respect of the class B-1 units and class B-2 units issued since January 1, 2012, by grant date, based on the [**] midpoint of the estimated price range for the offering, as a result of the operation of the waterfall and the acceleration and modification of vesting described above, as well as the post-reorganization common share option value equivalent at the date of grant:

Grant Date	Class B-1 Units Outstanding	Class B-1 Option Value Per Unit	Shares of Common Stock to be Issued in Respect of Class B-1 Units (Vested)		Shares of Common Stock to be Issued in Respect of Class B-1 Units (Unvested)		Common Share Option Value Equivalent at Date of Grant (Class B-1 Units)		Class B-2 Units Outstanding	Class B-2 Option Value Per Unit *	Shares of Common Stock to be Issued in Respect of Class B-2 Units (Vested)		Shares of Common Stock to be Issued in Respect of Class B-2 Units (Unvested)		Common Share Option Value Equivalent at Date of Grant (Class B-2 Units)
February 22, 2012	22,919,540	$0.17	[	**]	[	**]	[	**]	22,919,540	$0.07	[	**]	[	**]	[	**]
May 17, 2012	150,000	0.17	[	**]	[	**]	[	**]	150,000	0.07	[	**]	[	**]	[	**]
November 7, 2012	13,864,358	0.12	[	**]	[	**]	[	**]	—	—	[	**]	[	**]	[	**]
December 17, 2012	1,249,355	0.18	[	**]	[	**]	[	**]	1,248,627	0.02	[	**]	[	**]	[	**]
January 8, 2013	1,536,387	0.18	[	**]	[	**]	[	**]	1,536,387	0.02	[	**]	[	**]	[	**]

*	The value per class B-2 unit is lower than the value per class B-1 unit with the same threshold amount, because the valuation of the class B-2 units took into account the possibility that the performance thresholds would not be satisfied at the time of the liquidation of WP Expedition Topco, such that the class B-2 units would have no value.

Endurance International Group Holdings, Inc. respectfully requests that the information contained

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

in Request #2 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #2.

Impact of Valuation Methodologies

In performing the valuation methodologies to arrive at fair value at the date of grant of the class B units, the Company applied a discount for lack of marketability and employed the Black-Scholes option pricing model, and for the class B-2 units, considered the probability of meeting performance thresholds, each of which is described in more detail below.

Discount for Lack of Marketability

As the Company is privately-held, its equity securities were not readily marketable when granted. Consequently, the Company applied an illiquidity discount in determining fair value at the time of grant. The lack of marketability discount was developed using the protective put option model. This model is used to approximate the cost, as a percent of the current unit value, of a hypothetical put option the holder of the unit being valued would pay to protect the investment from fluctuations in pricing between the valuation date and the liquidity date. The put option model relies on three assumptions, the first two being the most important: volatility, holding period, and risk-free rate. The volatility factor is the expected volatility of the unit being valued over the holding period and is developed based on the historical volatility of the stock of selected comparable public companies (over a look-back period equal to the then assumed holding period for the units) as well as the implied volatility of traded options on the stock of the same selected public companies used in the market approach to determine the enterprise value of the Company (options were selected with maturities similar to the then assumed holding period for the units). The volatility factor has varied between 40% and 45% over the historical valuations based on prevailing market data and the assumed holding period, as noted in the Registration Statement. The holding period refers to the expected timing until a liquidity event for the Company and has decreased over time as the Company grew and got closer to a liquidity event (either an IPO or sale of the Company). The risk-free rate, also noted in the Registration Statement, is the interest rate on Treasury securities with maturities equal to the assumed holding period; changes in risk-free rate assumptions generally have nominal impact on the resulting illiquidity discount. The put option model results in discounts that correlate positively with both volatility and holding period: the longer the expected time until a liquidity event and the more volatile the equity of a company, the higher the discount. Conversely, as the time horizon to a liquidity event decreases, the discount for lack of marketability declines.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

Adjustments Related to Black-Scholes Option Pricing Model Valuation

To allocate the equity value between the class A units and the class B units with various threshold amounts, the Company used the Option-Pricing Method, or OPM, as described in the AICPA Practice Aid entitled Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As per the AICPA Practice Aid, the OPM is an appropriate equity allocation model when the timing, probabilities and expected values of potential liquidity events are not easily identifiable or justifiable (as potential exit events and their respective probabilities and values become more certain, the Probability-Weighted Expected Return Method, or PWERM, becomes an appropriate model). The five main drivers of the OPM are: the Company’s equity value, expected holding period, risk-free rate, volatility and the rights and restrictions of each of the securities comprising the capital structure of the Company, including the vesting provisions of the class B units. Over time, the equity value of the Company changed primarily based on changes in Company performance, Company forecasts, market conditions and multiples, and debt and cash balances. The holding period assumption changed over time based on management’s estimate of the timing of a liquidity event at each valuation date based on Company performance and outlook, investors’ strategy and need for liquidity, market conditions, and financing needs of the Company, among other things. The volatility and risk-free rate assumptions changed over time based on the holding period assumption and prevailing market data. The volatility factor was developed based on historical and implied volatilities for the same comparable public companies used in the market approach to determine the enterprise value of the Company. The last driver of the OPM is the capital structure of the Company, including the rights and restrictions of each security as outlined in the Company’s limited partnership agreement and class B unit vesting agreements, such as the vesting provisions of the class B-1 units and class B-2 units, as described above.

Probability of Meeting Performance Thresholds

Class B-2 unit vesting is subject to the Company’s meeting certain valuation thresholds as described above. As the Company’s business has evolved, the Company has adjusted the probability of those thresholds being achieved.

The value allocated to the class B-2 units in the OPM was based on certain assumptions related to the probabilities of those units reaching their respective vesting thresholds. Those probabilities were driven by the five main assumptions of the OPM described above: Company equity value, volatility, holding period, risk-free rate and the capital structure of the Company (including the number of units outstanding and the rights and restrictions of each security). The lower the equity value and the lower the volatility, the lower the probabilities of vesting, all other things being equal. While the volatility factor did not change materially over time, the sharp increase in equity value resulted in a direct increase in vesting probabilities and thus a direct increase in the value of the class B-2 units. In addition, the longer the holding period, the higher the

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

probabilities of vesting (as the likelihood of the class A units achieving returns in excess of 2x, 2.5x, or 3x their initial capital contribution increases with a longer investment holding period); however, the longer holding periods were assumed when the equity values of the Company were the lowest, resulting in low probabilities of vesting.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #3

Equity Value Underlying Option Value

As described above, the class B units are economically similar to an option. Accordingly, the value of the class B units reflected in the Company’s consolidated financial statements is the option value, rather than the underlying equity value. To make a proper comparison of the value of the Company’s underlying equity at the time of the grant of the class B units, the underlying equity value must be derived from the class B unit valuation. Effectively, this underlying equity value would be used in the Black-Scholes option pricing model to determine the value of a class B unit. In addition, the class B-2 units are further discounted to take into account the probability that the performance target will never be reached. On this basis, and based on the [**] midpoint of the estimated price range for this offering, the valuation for the January 8, 2013 grant date is as follows:

Grant Date	Class B-2 Option Value Per Unit	Ratio of Conversion into Common Shares		Class B-2 Unit Common Stock Option Value per Option at Date of Grant		Probability of Meeting Performance Threshold	Class B-1 and B-2 Unit Common Stock Option Value per Option at Date of Grant		Black- Scholes Option Pricing Model Impact Per Option		Pre-Illiquidity Value Per Common Share		Elimination of Illiquidity Discount	Common Share Equivalent Value
January 8, 2013	$0.02	[	**]	[	**]	11%	[	**]	[	**]	[	**]	21.3%	[	**]

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #3 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #3.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

Increases in Valuation from January 2013 to Estimated IPO Price Range

Several factors have influenced the increase in equity value of the Company since January 2013, including improvements in the Company’s business as a result of acquisitions and the impact of external market conditions.

Impact of Capital Structure on Equity Valuation: the Leverage Effect

In determining the estimated price range for this offering, the Company’s underwriters have performed valuation analyses based on a comparable public company analysis. Under this analysis, the Company is valued by reference to cash flow multiples, such as adjusted EBITDA and unlevered free cash flow (“UFCF”). Applying multiples of cash flow metrics translates to an enterprise value for the Company. In previous valuations for determining class B unit grants, the Company has used similar cash flow multiples and discounted cash flow analysis-based methodologies which determine an enterprise value for the Company. Regardless of the methodology used to determine enterprise value, the method for determining the resulting equity value of the Company remains constant: the Company’s equity value is determined by subtracting net indebtedness from enterprise value. As a result, the Company’s significant indebtedness has a material effect on its equity value at each valuation date. Under similar levels of net indebtedness since January 8, 2013, absolute increases in the Company’s enterprise value result in a nearly equivalent absolute increase in its equity value; however, given the Company’s substantial indebtedness, percentage increases in its equity value are much higher than percentage increases in its enterprise value. Further, the waterfall provides additional leverage in allocating the value among the classes of equity, as discussed above.

As an illustrative example, assuming net indebtedness of $1,000.0 million and an enterprise value of $2,000.0 million, a $500 million (or 25%) increase in the Company’s enterprise value would result in a $500 million (or 50%) increase to its equity value, all of which is attributed to the class A units and class B units, and which would be distributed in liquidation in accordance with the waterfall. As this example demonstrates, as the Company’s enterprise value increases, (1) all of that additional value inures to the equity value of the Company, and (2) particularly as class B unit thresholds are met, significantly greater portions of the increases inure to the value of the class B-1 units and class B-2 units.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #4

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

At January 8, 2013, the Company determined its enterprise value to be $1,618.2 million, and its net indebtedness was $1,190.9 million. This resulted in an equity value of $427.3 million. Based on the [**] per share midpoint of the estimated initial public offering price range (and assuming [**] shares of common stock outstanding and [**] net indebtedness following the offering), the enterprise value is approximately [**]. This results in equity value of approximately [**]. Although the Company’s enterprise value has increased by [**] since January 8, 2013, the Company’s equity value has increased by [**] due to the impact of its highly-leveraged capital structure as described above. This increase in equity value is shared among class A units and class B units in accordance with the waterfall.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #4 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #4.

Increases in Comparable Company Multiples

Since January 2013, the Company has nearly doubled in size. Its revenues have increased from $292 million in 2012 to over $500 million expected in 2013, per current estimates. The Company has added new products and services and added significantly more subscribers. Accordingly, the Company has expanded the group of public comparable companies used to derive adjusted EBITDA and unlevered free cash flow multiples that are used in its valuation methodologies.

Compared to the peer group used in the comparable companies valuation underlying the January 2013 grants, the comparable companies analysis used to determine the estimated price range for the offering includes a broader set of relevant public company peers that operate similar web hosting, SMB-focused and subscription-based business models and exhibit comparable growth and margin profiles. This is due in part to the expansion of the Company’s business, and in part to its progress toward an initial public offering, in that time. In January 2013, the peer group consisted of Constant Contact, Equinix, InterXion, Netsuite, Rackspace, Telecity, United Internet, VistaPrint and Web.com. The more recent analysis included Angie’s List, Constant Contact, Demandware, HomeAway, InterXion, Intuit, NetSuite, Opentable, Rackspace, ReachLocal, RealPage, SolarWinds, Telecity, Trulia, United Internet, VistaPrint, Web.com, Yelp and Zillow.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

In addition, the valuation analysis for the January 2013 grant adjusted the forward EBITDA multiples for the comparable companies to reflect differences in growth and risk profile. This is not the case for the more recent comparable companies analysis, however, because the Company’s growth in adjusted EBITDA and risk profile are now considered to be generally in-line with the defined peer group as the Company matures as a business and prepares to operate as a public company.

As a result of these changes, the forward enterprise value to adjusted EBITDA multiples increased from 9.4x implied by the enterprise value as of the January 2013 grant date to 13.9x for the most recent comparable companies analysis.

Further, since the January 2013 grant, the overall stock market has performed well, with the S&P 500 rising 16.6% from 1,457.2 to 1,698.7 and the NASDAQ up 22.5% from 3,091.8 to 3,787.4. During the same time, valuations of the peers in the comparable companies analysis increased by approximately 23.9%, while their forward-looking adjusted EBITDA also increased. This resulted in an increase in the average enterprise value to adjusted EBITDA multiple from 13.9x to 14.1x.

Overall, the expansion in the valuation multiple from 9.4x to 14.1x forward adjusted EBITDA contributes approximately $796 million to the increase in the Company’s enterprise value.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

Improvements in the Company’s Business as a Result of Acquisitions

The valuation analysis underlying the January 2013 grants used a forward-looking adjusted EBITDA of $171.5 million for the comparable companies analysis. The Company completed its acquisition of HostGator in July 2012 and its acquisition of Homestead in September 2012. At the time of the valuation analysis used for the January 8, 2013 grants, the Company had limited data and visibility into the synergy potential of these acquisitions and how they might contribute to its revenues, long-term adjusted EBITDA and UFCF. As the Company has integrated the HostGator and Homestead businesses and subscribers into its existing business and operations, it has found additional ways to create and take advantage of synergies for the combined operations and increase revenues for the HostGator and Homestead brands, thereby increasing the Company’s revenue, adjusted EBITDA and UFCF. As a result, the Company’s expectations for projected revenue, adjusted EBITDA and UFCF, as well as their respective growth rates in future periods, have increased relative to the Company’s expectations as of January 2013. The comparable companies analysis used to determine the estimated price range for this offering is based on forward-looking adjusted EBITDA of greater than $200 million.

This adjusted EBITDA growth of over 20% results in an approximately $861 million increase in the Company’s enterprise value.

The graphic below summarizes the contribution of each of these drivers to the overall increase in the Company’s enterprise value since January 2013 (dollars in millions).

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #5

[**]

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #5 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #5.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

Accounting Treatment of Proposed Transactions

Issuance of Common Stock in Respect of Units

As discussed above, in the corporate reorganization, the Company will distribute shares of common stock among the holders of class A units and class B units in accordance with a waterfall based on existing preferences of such units and by reference to the value of such shares of common stock as measured by the initial public offering price. No additional value through distribution of additional shares will be conveyed to any individual class A or class B unit holder in excess of what would be distributed, as a consequence of distributing shares in accordance with the waterfall. The value of the common stock distributed will therefore be the same immediately prior to and upon distribution of such stock and as such the distribution itself does not give rise to an amount that would require the Company to record additional stock compensation cost.

Modification to Vesting of Class B-2 Units

As described above, the Company has determined that upon the completion of the offering, the performance thresholds associated with the class B-2 units will have been met in full, which means that all class B-2 units would be fully vested. However, in connection with the corporate reorganization, and effective at or prior to the closing of the offering, the Company will modify the vesting of its class B-2 units from performance- to time-based vesting, so that approximately 18.3 million class B-2 units will be fully vested and approximately 7.6 million class B-2 units will be unvested. The shares of common stock issued in respect of such unvested units will follow the same vesting schedule as the shares of common stock issued in respect of the outstanding class B-1 units. An additional modification to the class B-2 units will remove any restriction on the sale of vested class B-2 units.

Accelerated Vesting of Class B-1 Units

As described above the Company has determined that upon the completion of the offering it will accelerate the vesting of approximately 16.5 million class B-1 units.

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

Accounting Impact of the Change in Vesting Terms

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #6

As a result of the modification of the vesting terms of the class B-2 units, the Company has concluded that vesting of the class B-2 units will be probable at the date of the modification. In accordance with the Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation—Stock Compensation, the Company will recognize the unrecognized stock-based compensation expense related to the class B-2 unit grants based on the original grant date fair value of approximately $1.7 million. Stock-based compensation expense of approximately [**] will be recognized upon the closing of the offering for the class B-2 units that will be vested at closing and for which shares of common stock will be distributed, and stock-based compensation expense of approximately [**] will be recognized ratably over the remaining vesting schedule for the class B-2 units that will be unvested at closing and for which shares of common stock will be distributed. The Company will determine whether there is any incremental fair value of the modified class B-2 units at the time of modification, and the incremental fair value, if any, will be recorded immediately for the class B-2 units that will be vested at closing and ratably over the remaining vesting schedule for the class B-2 units that will be unvested at closing.

In connection with the acceleration of vesting of a portion of the class B-1 units, the Company expects to incur approximately [**] in compensation expense at the date of the modification for previously unvested B-1 units.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #6 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #6.

* * *

Luna Bloom, Esq.

Securities and Exchange Commission

Division of Corporation Finance

October 7, 2013

If you have any further questions or comments, or if you require any additional information, please contact the undersigned at (617) 526-6421 or David A. Westenberg at (617) 526-6626. Thank you for your assistance.

Very truly yours,

/s/ Jason L. Kropp

Jason L. Kropp

cc:	David A. Westenberg, WilmerHale

Lara F. Mataac, Endurance International Group Holdings, Inc.

David C. Bryson, Endurance International Group Holdings, Inc.

Annex A

Proposed Revised “Stock-Based Compensation Arrangements” Disclosure

The Company’s proposed revisions, as compared to the disclosure set forth in its Registration Statement filed on September 9, 2013, are marked below.

* * *

Stock-Based Compensation Arrangements

Prior to this offering and since the Sponsor Acquisition, our stock-based awards have consisted of awards of class B units in WP Expedition Topco, which was our ultimate parent company prior to our corporate reorganization. ~~For more information on our corporate reorganization, see “Corporate Reorganization.”~~

In connection with the Sponsor Acquisition, which occurred on December 22, 2011, our equity structure was reorganized to consist of class A units and class B units of WP Expedition Topco. Since then, we have made stock-based awards to employees in the form of “profits interests” with respect to class B units in WP Expedition Topco. Each profits interest is granted with a “threshold amount,” meaning that the recipient of the profits interest only participates in the value of WP Expedition Topco to the extent that the entity appreciates in value from and after the date of grant of the profits interest (with the value of the entity as of the grant date being the “threshold amount”). For this purpose, the U.S. federal income tax rules allow taxpayers to set the threshold amount based on the liquidation value of the entity as of the date of grant (without the need to take into account the future potential value of the entity). Thus, each award of class B units granted by WP Expedition Topco had a threshold amount based on the liquidation value of the entity as of the grant date of the award.

As a result of these thresholds, the economics of a class B unit is effectively similar to an option, in that the class B unit shares only in the increase in value of our company that results after the class B unit was issued.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #7

Assuming an estimated initial public offering price of [**] per share (the midpoint of the price range set forth on the cover page of this prospectus, we expect that an aggregate of [**] shares of common stock will be distributed in respect of an aggregate of [**] class A units and class B units in our corporate reorganization, in accordance with the various preferences and threshold amounts associated with such units. For more information on our corporate reorganization, see “Corporate Reorganization.”

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #7 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #7.

As required for financial statement reporting purposes, we recognize stock-based compensation expense for awards of class B units based on the estimated “fair value” of the class B units on a straight-line basis over the requisite service period for those awards subject to time vesting and when it is probable a performance target will be met for those awards with vesting subject to the achievement of performance targets. Unless otherwise determined by our board of directors, awards of class B units are allocated 50% to class B-1 units, which generally vest over a four-year period, and 50% to class B-2 units, which vest depending on the achievement of specified performance targets.

In accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” for financial statement reporting purposes, the “fair value” of our equity was determined by management. Because, at the time the class B units were granted, we were a private company with no active market for our equity securities, in connection with preparing our 2012 financial statements, in May 2013, we retrospectively assessed the fair value of our class B units for the 2012 and January 2013 grants for financial statement reporting purposes, as described below. In doing so, valuation analyses were prepared and were used by our management to assist in determining the fair value of our class B units. The assumptions used in the valuation models were based on future expectations combined with management’s judgment. In the absence of a public trading market, our management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of the class B units as of the date of each award grant. These factors included:

•	contemporaneous or retrospective valuations for our company and our securities;

•	the rights, preferences, and privileges of the class B-1 and class B-2 units relative to each other as well as to the class A units;

•	lack of marketability of our equity securities;

•	historical operating and financial performance;

•	our stage of development;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management team;

•	risks inherent to the development of our products and services and delivery of our solutions;

•	trends and developments in our industry;

•	the threshold amount for the class B units and the values at which the class B-2 units would vest;

•	the market performance of comparable publicly traded companies;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions; and

•	U.S. and global economic and capital market conditions.

For purposes of preparing these valuations, our enterprise value was first determined and then adjusted for the level of our indebtedness to determine the fair value of equity of our company. This fair value of equity was then allocated among the securities that comprise our capital structure using the option-pricing method. The option-pricing method treats equity securities as call options on the total fair value of equity of the company, with exercise prices based on the value thresholds at which the allocation among the various holders of our securities changes. The option-pricing method is based on the Black-Scholes option-pricing model. Black-Scholes assumes an option is exercisable only at expiration and incorporates five fundamental inputs: stock price, exercise price, term, risk-free rate and volatility. Dividend yield may be incorporated as an adjustment if there is an expected dividend. The assumptions for volatility, expected life, risk-free rate, expected dividend yield and lack of marketability for our grants of class B units since January 1, 2012 were as follows:

Grant Date	Risk- Free Rate	Expected Volatility	Expected Life (in years)	Expected Dividend Yield	Discount For Lack of Marketability
February 22, 2012	0.4%	45%	2.75	—	28.4%
May 17, 2012	0.4%	45%	2.75	—	28.4%
November 7, 2012	0.3%	40%	2.0	—	21.9%
December 17, 2012	0.2%	40%	1.88	—	21.3%
January 8, 2013	0.2%	40%	1.88	—	21.3%

To apply the option-pricing method, the rights and preferences of the various securities that comprise the capital structure of our company were first determined. Next the various fair values of equity (referred to under the option-pricing model as the “exercise prices”) at which the sharing percentages would change among our securities were calculated. These exercise prices were based on liquidation preferences of preferred securities, the threshold values of the class B units and values at which the class B-2 units would vest. The values of the options associated with each exercise price were calculated using the Black-Scholes option-pricing model. The option value bands were allocated to the various security holders who would share in the equity if the value of our company was between the two corresponding exercise prices. The volatility of our company’s fair value of equity was estimated by examining the standard deviation of stock returns of several comparable companies. The term input was established based on management’s expectations of timing to a liquidity event, and the risk-free rate corresponds to the expected term. Following the equity allocation, a discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units.

The following table summarizes ~~our grants of~~ class B units outstanding as a result of grants made since January 1, 2012 (per unit values presented include the applicable marketability discount):

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #8

Grant Date	~~Threshold~~ Threshold Value (in millions)	Fair Value of Equity (in millions)	Number of Class B-1 Units Outstanding ~~Granted~~	~~Per~~ Class B-1 Option Value per Unit ~~Unit Fair Value~~	Shares of Common Stock to be Issued in Respect of Class B-1 Units (Vested)		Shares of Common Stock to be Issued in Respect of Class B-1 Units (Unvested)		Number of Class B-2 Units Outstanding ~~Granted~~	~~Per~~ Class B-2 Option Value per Unit ~~Unit Fair Value~~	Shares of Common Stock to be Issued in Respect of Class B-2 Units (Vested)		Shares of Common Stock to be Issued in Respect of Class B-2 Units (Unvested)		Aggregate Estimated Option ~~Fair~~  Value of Class B-1 Units and Class B-2 Units ~~Granted~~ Outstanding (in thousands)
February 22, 2012	$508.4	$480.2	22,919,540	$0.17	[	**]	[	**]	22,919,540	$0.07	[	**]	[	**]	$5,501
May 17, 2012	508.4	480.2	~~200,000~~150,000	0.17	[	**]	[	**]	~~200,000~~150,000	0.07	[	**]	[	**]	36
November 7, 2012	735.6	435.6	13,864,358	0.12	[	**]	[	**]	—	—	[	**]	[	**]	1,664
December 17, 2012	516.0	427.3	~~1,285,117~~1,249,355	0.18	[	**]	[	**]	~~1,285,117~~1,248,627	0.02	[	**]	[	**]	250
January 8, 2013	516.0	427.3	1,536,387	~~0.18~~—	[	**]	[	**]	1,536,387	0.02	[	**]	[	**]	307

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #8 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #8.

Significant factors contributing to the fair value of the class B-1 units and class B-2 units at the date of each grant and changes in fair value between grant dates were as follows:

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #9

February and May 2012. We granted 45,839,080 class B units on February 22, 2012 and 400,000 class B units on May 17, 2012, allocated on each date equally between class B-1 units and class B-2 units. In connection with our corporate reorganization, and based on an estimated initial public offering price of [**] per share (the midpoint of the price range set forth on the cover page of this prospectus, we expect to distribute an aggregate of [**] shares of common stock, of which [**] will be vested and [**] will be unvested, in respect of the outstanding class B units granted on February 22, 2012 and May 17, 2012.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #9 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #9.

Our board of directors, with input from management, concluded there had been no material changes in our business between the Sponsor Acquisition in December 2011 and February 2012. As a result, our board of directors granted the class B units on February 22, 2012 with a threshold amount equal to $508.4 million, which is equal to the invested equity by holders of class A units as of the date of the Sponsor Acquisition. For purposes of determining the “fair value” of the class B units for financial statement reporting purposes, management, after considering numerous objective and subjective factors, determined that the company had a fair value of equity of $480.2 million at February 22, 2012. This fair value of equity was determined by taking the $975.0 million implied enterprise value of the company (which includes both invested equity and debt) as of the date of the Sponsor Acquisition and adjusting this amount for cash and indebtedness of the company as of February 22, 2012. The resulting fair value of equity at February 22, 2012 was then allocated among the securities that comprised our capital structure using the option-pricing method. Other key inputs into the option-pricing method included an expected volatility of 45%, a term of 2.75 years based on the expected holding period until a major liquidity event (meaning an initial public offering or change of control transaction) and a risk-free rate of 0.4% corresponding to the expected term. The aggregate value of the units derived from the option-pricing method was then divided by the number of units outstanding to arrive at the per unit values. A 28.4% discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units. The class B-1 units and class B-2 units were valued as part of the same option-pricing method, but their fair values depended on their vesting requirements. The class B-1 units were assumed to be fully vested at the time of a future liquidity event as the class B-1 units vest based on a service condition and only participate in equity distributions on a pro rata basis following the complete return of contributed capital to the class A units (i.e., the threshold amount for such class B units). The class B-2 units vest in the event specified equity return targets or thresholds have been met with respect to the class A units. Therefore, the pro rata equity distribution in respect of class B-2 units is contingent upon the total future value at the time of a liquidity event and, to the extent vested, the class B-2 units only participate in equity distributions on a pro rata basis following the complete return of contributed capital to the class A units (i.e., the threshold amount for such class B units is satisfied). This market condition is reflected in the fair value estimate of the class B-2 units.

Our board of directors, with input from management, and after considering numerous other objective and subjective factors, concluded that there had been no material changes in our business between February 22, 2012 and May 17, 2012. As a result, both the threshold amount and the fair value determined as of February 22, 2012 were used for purposes of the class B units awarded on May 17, 2012.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #10

November 2012. We granted 13,864,358 class B-1 units on November 7, 2012. In connection with our corporate reorganization, and based an estimated initial public offering price of [**] per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect to distribute an aggregate of [**] shares of common stock, all of which will be vested, in respect of the outstanding class B units granted on November 7, 2012.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #10 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #10.

Our board of directors determined the threshold amount for the November 7, 2012 grants to be equal to $735.6 million. This threshold amount was based on the valuation analysis described below, adding back the $300.0 million pending dividend payment. In determining the fair value of the class B-1 units granted on November 7, 2012 for financial statement reporting purposes, we undertook a valuation analysis as of October 31, 2012 to give effect on a pro forma basis to our 2012 acquisitions of HostGator and Homestead, which took into consideration the debt refinancing and $300.0 million dividend payment transaction that was in process and closed on November 9, 2012. Our management, after considering numerous objective and subjective factors, concluded that there were no material changes in our business from October 31, 2012 through November 7, 2012, other than those considered in the pro forma adjustments described above. Our management therefore determined that no additional adjustments were necessary. The valuation then involved a two-step process. First, the $1,618.2 million enterprise value of our company was established using generally accepted valuation methodologies, including discounted cash flow analysis, comparable public company analysis and comparable acquisitions analysis. Each methodology was considered and equally weighted in the final enterprise value estimate. After determining the enterprise value, this amount was adjusted for our cash and indebtedness to determine the total fair value of equity of the company, which amounted to $435.6 million. Second, the fair value of equity was allocated among the equity securities that comprised our capital structure using the option-pricing method. Other key inputs into the option-pricing method included an expected volatility of 40%, a term of 2.0 years based on the expected holding period until a liquidity event and a risk-free rate of 0.3% corresponding to the expected term.

The aggregate value of the units derived from the option-pricing method was then divided by the number of units outstanding to arrive at the per unit values. A 21.9% discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units. As discussed above, the class B-1 units were assumed to be fully vested upon a future liquidity event and receive pro rata equity distributions once the threshold amount with respect to such units has been achieved. The class B-2 units contain a market condition such that vesting is contingent upon future total equity value targets and, solely to the extent vested, the class B-2 units participate in equity distributions on a pro rata basis once the threshold amount with respect to such units has been achieved. The fair value of the class B-2 units reflected their specific targets.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #11

December 2012 and January 2013. We granted ~~1,285,117~~2,570,234 class B units on December 17, 2012 and ~~1,536,387~~3,072,774 class B units on January 8, 2013, allocated on each date equally between class B-1 units and class B-2 units. In connection with our corporate reorganization, and based an estimated initial public offering price of [**] per share (the midpoint of the price range set forth on the cover page of this prospectus), we expect to distribute an aggregate of [**] shares of common stock, of which [**] will be vested and [**] will be unvested, in respect of the outstanding class B units granted on December 17, 2012 and January 8, 2013.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #11 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #11.

Our board of directors, with input from management, concluded that there had been no material changes in our business between October 31, 2012 and January 2013. Our board of directors therefore determined the threshold amount for these grants to be $516.0 million. This threshold amount was determined by starting with the post-dividend enterprise value determined in the November 2012 valuation analysis and adding the amount of cash on hand. For purposes of determining the fair value of the class B units for financial statement reporting purposes, management, after considering numerous objective and subjective factors, determined that the company had a fair value of equity of $427.3 million at December 17, 2012. The fair value of equity of the company at December 17, 2012 was derived by taking the $1,618.2 million enterprise value of the company determined at the October 31, 2012 valuation analysis and adjusting this amount for cash and indebtedness of the company as of December 17, 2012.

The resulting $427.3 million fair value of equity at December 17, 2012 was then allocated among the securities that comprised our capital structure using the option-pricing method. Other key inputs into the option-pricing method included an expected volatility of 40%, a term of 1.88 years based on the expected holding period until a liquidity event and a risk-free rate of 0.2% corresponding to the expected term. The aggregate value of the units derived from the option-pricing method was then divided by the number of units outstanding to arrive at the per unit values. A 21.3% discount for lack of marketability was applied to the class B-1 units and class B-2 units to reflect the increased risk arising from the inability to readily sell the units. As discussed above, the class B-1 units were assumed to be fully vested upon a future liquidity event and receive pro rata equity distributions once the threshold amount with respect to such units has been achieved. The class B-2 units contain a market condition such that vesting is contingent upon future total equity value targets and, solely to the extent vested, the class B-2 units participate in equity distributions on a pro rata basis once the threshold amount with respect to such units has been achieved. The fair value of the class B-2 units reflected their specific targets.

Our board of directors, with input from management, and after considering numerous other objective and subjective factors, concluded that there had been no material changes in our business between December 17, 2012 and January 8, 2013. As a result, the fair value determined as of December 17, 2012 was used to value the class B units awarded on January 8, 2013.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #12

Equity Value Underlying Option Value. As described above, the class B units are economically similar to an option. Accordingly, the value of the class B units reflected in our consolidated financial statements is the option value, rather than the underlying equity value. To make a proper comparison of the value of our underlying equity at the time of the grant of the class B units, the underlying equity value must be derived from the class B unit valuation. Effectively, this underlying equity value would be used in the Black-Scholes option pricing model to determine the value of a class B unit. In addition, the class B-2 units are further discounted to take into account the probability that the performance target will never be reached. On this basis, and based on an estimated initial public offering price of [**] (the midpoint of the price range set forth on the cover page of this prospectus), the valuation for the January 8, 2013 grant date is as follows:

Grant Date	Class B-2 Option Value Per Unit	Ratio of Conversion into Common Shares		Class B-2 Unit Common Stock Option Value per Option at Date of Grant		Probability of Meeting Performance Threshold	Class B-1 and B-2 Unit Common Stock Option Value per Option at Date of Grant		Black- Scholes Option Pricing Model Impact Per Option		Pre-Illiquidity Value Per Common Share		Elimination of Illiquidity Discount	Common Share Equivalent Value
January 8, 2013	$0.02	[	**]	[	**]	11%	[	**]	[	**]	[	**]	21.3%	[	**]

After giving effect to our corporate reorganization, an aggregate of [**] shares of common stock will have been issued in respect of the class B-1 units and class B-2 units granted on January 8, 2013.

The assumed initial public offering price of [**] per share (the midpoint of the price range set forth on the cover page of this prospectus) reflects an increase in total equity value of our company from $427.3 million as of the November 2012 valuation used for the January 8, 2013 grant to [**]. We believe the difference between (1) the historical fair value of our common stock for the January 2013 grants (after giving effect to our corporate reorganization) as determined for financial statement reporting purposes, and (2) the midpoint of the initial public offering price range is a result of the following factors, including improvements in our business as a result of acquisitions and the impact of external market conditions.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #12 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #12.

Impact of Capital Structure on Equity Valuation: the Leverage Effect. In determining the estimated price range for this offering, the underwriters have performed valuation analyses based on a comparable public company analysis. Under this analysis, our company is valued by reference to cash flow multiples, such as adjusted EBITDA and unlevered free cash flow. Applying multiples of cash flow metrics translates to an enterprise value for our company. In previous valuations for determining class B unit grants, we have used similar cash flow multiples and discounted cash flow analysis based methodologies which determine an enterprise value for our company. Regardless of the methodology used on a particular date to determine enterprise value, equity value is determined by subtracting net indebtedness from enterprise value. As a result, our significant indebtedness has a material effect on our equity value. Under similar levels of net indebtedness since January 8, 2013, absolute increases in our enterprise value resulted in a nearly equivalent absolute increase in our equity value; however, given our indebtedness, percentage increases in our equity value are much higher than percentage increases in our enterprise value. Further, our capital structure provides additional leverage in allocating the value among the classes of equity, as discussed above.

Increases in Comparable Company Multiples. Since January 2013, we have nearly doubled our size. Our revenues have increased from $292 million in 2012 to over $500 million expected in 2013, per our current estimates. We have added new products and services and added significantly more subscribers. Accordingly, we have expanded the group of public comparable companies used to derive adjusted EBITDA and unlevered free cash flow multiples that are used in our valuation methodologies.

Compared to the peer group used in the comparable companies valuation underlying the January 2013 grants, the comparable companies analysis used to determine the estimated price range for the offering includes a broader set of relevant public company peers that operate similar web hosting, SMB-focused and subscription-based business models and exhibit comparable growth and margin profiles. This is due in part to the expansion of our business, and in part to our progress toward an initial public offering, in that time. In January 2013, the peer group consisted of Constant Contact, Equinix, InterXion, NetSuite, Rackspace, Telecity, United Internet, VistaPrint and Web.com. The more recent analysis consisted of Angie’s List, Constant Contact, Demandware, HomeAway, InterXion, Intuit, NetSuite, Open Table, Rackspace, ReachLocal, RealPage, SolarWinds, Telecity, Trulia, United Internet, VistaPrint, Web.com, Yelp and Zillow.

In addition, the valuation analysis for the January 2013 grant adjusted the forward EBITDA multiples for the comparable companies to reflect differences in growth and risk profile. This is not the case for the more recent comparable companies analysis, however, as our growth in adjusted EBITDA and risk profile are now considered to be generally in-line with the defined peer group as we mature as a business and prepares to operate as a public company.

Further, since the January 2013 grant, the overall stock market has performed well, with the S&P 500 rising 16.6% from 1,457.2 to 1,698.7 and the NASDAQ up 22.5% from 3,091.8 to 3,787.4. During the same time, the peers in the comparable companies analysis grew equity value by approximately 23.9%, while their forward-looking adjusted EBITDA also increased.

Improvements in Our Business as a Result of Acquisitions. The valuation analysis underlying the January 2013 grants used a forward-looking adjusted EBITDA of $171.5 million for the comparable companies analysis. We completed our acquisition of HostGator in July 2012 and our acquisition of Homestead in September 2012. At the time of the valuation analysis used for the January 8, 2013 grants, we had limited data and visibility into the synergy potential of these acquisitions and how they might contribute to our revenues, long-term adjusted EBITDA and UFCF. As we have integrated the HostGator and Homestead businesses and subscribers into our existing business and operations, we have found additional ways to create and take advantage of synergies for the combined operations and increase revenues for the HostGator and Homestead brands, thereby increasing our revenue, adjusted EBITDA and UFCF. As a result, our expectations for projected revenue, adjusted EBITDA and UFCF, as well as their respective growth rates in future periods, have increased relative to our expectations as of January 2013. The comparable companies analysis used to determine the estimated price range for this offering is based on forward-looking adjusted EBITDA of greater than $200 million.

Acceleration and Modification of Vesting of Class B Units. In connection with the corporate reorganization, and effective at or prior to the closing of the offering, we will accelerate the vesting of approximately             shares issued in respect of class B-1 units and modify the vesting of shares issued in respect of class B-2 units, so that approximately shares issued in respect of class B-2 units will be fully vested and approximately shares issued in respect of class B-2 units will follow the same vesting schedule as the shares issued in respect of class B-1 units that were granted on the same date.

Accounting Treatment of Proposed Transactions. As discussed above, in the corporate reorganization, we will distribute shares of common stock among the holders of class A units and class B units in accordance with a waterfall based on the existing preferences of such units and by reference to the value of such shares of common stock as measured by the initial public offering price. No additional value through distribution of additional shares will be conveyed to any individual class A or class B unit holder in excess of what would be distributed, as a consequence of distributing shares in accordance with the waterfall. The value of the common stock distributed will therefore be the same immediately prior to and upon distribution of such stock and as such the distribution itself not give rise to an amount that would require us to record additional stock compensation cost.

Modification to Vesting of Class B-2 Units. As described above, we have determined that upon the completion of the offering, the performance thresholds associated with the class B-2 units will have been met in full, which means that all class B-2 units would be fully vested. However, in connection with the corporate reorganization, and effective at or prior to the closing of the offering, we will modify the vesting of the class B-2 units from performance- to time-based vesting so that approximately 18.3 million class B-2 units will be fully vested and approximately 7.6 million class B-2 units be unvested. The shares of common stock issued in respect of the unvested units will follow the same vesting schedule as the outstanding class B-1 units. An additional modification to the class B-2 units will remove any restriction on the sale of vested class B-2 units.

Accelerated Vesting of Class B-1 Units. As described above, we have determined that upon the completion of the offering we will accelerate the vesting of approximately 16.5 million class B-1 units.

Rule 83 Confidential Treatment Request by Endurance International Group Holdings, Inc. Request #13

Accounting Impact of the Change in Vesting Terms. As a result of the modification of the vesting terms of the class B-2 units, we have concluded that vesting of the class B-2 units will be probable at the date of the modification. In accordance with the Financial Accounting Standards Board Accounting Standards Codification No. 718, Compensation—Stock Compensation, we will recognize the unrecognized stock-based compensation expense related to the class B-2 unit grants based on the original grant date fair value of approximately $1.7 million. Stock-based compensation expense of approximately [**] will be recognized upon the closing of the offering for the class B-2 units that will be vested at closing and for which shares of common stock will be distributed, and stock-based compensation expense of approximately [**] will be recognized ratably over the remaining vesting schedule for the class B-2 units that will be unvested at closing and for which shares of common stock will be distributed. We will determine whether there is any incremental fair value of the modified class B-2 units at the time of modification, and the incremental fair value, if any, will be recorded immediately for the class B-2 units that will be vested at closing and ratably over the remaining vesting schedule for the class B-2 units that will be unvested at closing.

In connection with the acceleration of vesting of a portion of the class B-1 units, we expect to incur approximately [**] of compensation expense at the date of the modification for previously unvested class B-1 units.

Endurance International Group Holdings, Inc. respectfully requests that the information contained in Request #13 be treated as confidential information and that the Commission provide timely notice to David C. Bryson, Esq. Chief Legal Officer, Endurance International Group Holdings, Inc., 10 Corporate Drive, Suite 300, Burlington, MA 01803, telephone 781-852-3200, before it permits any disclosure of the bracketed information contained in Request #13.

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